Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-50098


PROSPECTUS

                                     [LOGO]

                           American Tower Corporation

                                2,849,441 Shares

                              Class A Common Stock
                             ----------------------

     The selling stockholders may from time to time offer up to an aggregate of 2,849,441 shares of our Class A common stock.

     Our outstanding Class A common stock, including shares held by selling stockholders, is listed on the New York Stock Exchange under the symbol "AMT." On December 7, 2000, the last price for the shares on the NYSE was $33.50.

     Investing in our securities involves risks. See "Risk Factors" beginning on page 2.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The selling stockholders may offer the securities directly, through agents designated from time to time by us or them or to or through underwriters or dealers. We will show in a supplement the names of any agents or underwriters involved in the sale of any securities. We will also describe any applicable purchase price and fee or commission or discount arrangement between or among the selling stockholders and any agents or underwriters.

     Our  principal  place  of  business  is  116  Huntington  Avenue,   Boston,
Massachusetts 02116 and our telephone number is (617) 375-7500.





                The date of this prospectus is December 15, 2000

                                TABLE OF CONTENTS
                                                                         Page
                                                                         ----
American Tower.........................................................   1
Risk Factors...........................................................   2
Use of Proceeds........................................................   4
Selling Stockholders...................................................   5
Description of Capital Stock...........................................   6
Plan of Distribution...................................................   9
Validity of the Offered Securities.....................................   10
Experts................................................................   10
About This Prospectus..................................................   11
Where You Can Find More Information....................................   11
Cautionary Note Regarding Forward
     Looking Statements................................................   11
Documents Incorporated By Reference....................................   12



    You should rely only on the information incorporated by reference or provided in this document. Neither we nor any of the selling stockholders have authorized anyone else to provide you with different information. Neither we nor any of the selling stockholders are making an offer of these securities in any jurisdiction where it is unlawful. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page.

                                 AMERICAN TOWER

     We are a wireless communications and broadcast infrastructure company operating in three business segments.

     o We operate a leading network of communications towers and are the largest independent operator of broadcast towers in North America, based upon numbers of towers owned and/or managed. Giving effect as of September 30, 2000 to our pending transactions, we have approximately 10,800 multi-user sites in the United States, Mexico and Canada, including approximately 300 broadcast tower sites.

     o We provide comprehensive network development services and components for wireless service providers and broadcasters. We offer full turnkey network development solutions to our customers, consisting of radio frequency engineering, network design, site acquisition, zoning and other regulatory approvals, construction management, tower construction and antenna installation. We also offer a complete line of wireless infrastructure components, lighting systems and fabricate steel used for broadcast towers and other structures.

     o We are a leading provider of domestic and international satellite and Internet protocol network transmission services worldwide, based upon numbers of teleport antennas and facilities. We own and operate more than 160 antennas accessing most major satellite systems from U.S. teleport locations in Arizona, California, Massachusetts, New Jersey, Texas, Washington state and Washington, D.C.

     We estimate that our three business segments accounted for the following percentages of pro forma unaudited operating revenues for the nine months ended September 30, 2000:

     o    Rental and management--40.8%,

     o    Network development services--40.3%, and

     o    Satellite and Internet protocol network transmission services--18.9%.

The pro forma financial statements for the nine months ended September 30, 2000 are included in the Company's Current Report on Form 8-K dated November 13, 2000. The unaudited pro forma financial statements do not reflect all of the Company's consummated or pending acquisitions.


                                  RISK FACTORS

     You should consider carefully the following factors and other information in this prospectus before deciding to invest in our securities.


If we cannot keep raising capital, our growth will be impeded

     Without additional capital, we would need to curtail our acquisition and construction programs, which are essential for our long-term success. We expect to use borrowed funds to satisfy most of our capital needs. However, we must continue to satisfy financial ratios and to comply with financial and other covenants in order to do so. If our revenues and cash flow do not meet expectations, we may lose our ability to borrow money. These same factors, as well as market conditions beyond our control, could make it difficult or impossible for us to sell securities as an alternative to borrowing.


Failure to meet our large debt payments could require us to sell securities or assets on unfavorable terms

     Our high debt level makes us vulnerable to downturns in our operations. This high debt level requires us to use most of our cash flow to make interest and principal payments. If we do not generate sufficient cash flow through our operations to make interest and principal payments, we may be forced to sell debt or equity securities or to sell some of our core assets. This could be harmful to our business and to our securityholders. Market conditions or our own financial situation may require us to make these sales on unattractive terms.


Decrease in demand for tower space would materially and adversely affect our cash flow and we cannot control that demand

     Many of the factors affecting the demand for tower space, and therefore our cash flow, are beyond our control. Those factors include:

     o    consumer demand for wireless services,

     o the financial condition of wireless service providers and their preference for owning or leasing antenna sites,

     o the growth rate of wireless communications or of a particular wireless segment,

     o the number of wireless service providers in a particular segment, nationally or locally

     o    governmental licensing of broadcast rights,

     o    increased use of roaming and resale arrangements by service providers,

     o    zoning, environmental and other government regulations, and

     o    technological changes.

Build-to-suit construction projects and major acquisitions from wireless service providers increase our dependence on a limited number of customers, the loss of which could materially decrease revenues. They may also involve less favorable terms

     Our increasing focus on major build-to-suit projects for wireless service providers and related acquisitions entails several unique risks. First is our greater dependence on a limited number of customers and the risk that customer losses could materially decrease revenues. Another risk is that our agreements with these wireless service providers may have lease and control terms that are more favorable to them than the terms we give our tenants generally. In addition, although we have the benefit of an anchor tenant in build-to-suit projects, we may not be able to find a sufficient number of additional tenants. In fact, one reason wireless service providers may prefer build-to-suit arrangements is to share or escape the costs of an undesirable site. A site may be undesirable because it has high construction costs or may be considered a poor location by other providers. Finally, integration of major national networks creates heavy operational burdens and demands on managerial personnel.


Our expanded construction program increases our exposure to uncontrollable risks that could increase costs and adversely affect our earnings and growth

     We cannot control the main factors that can prevent, delay or increase the cost of construction. These factors include:

     o    zoning and local permitting requirements,

     o    environmental group opposition,

     o    availability  of  skilled  construction   personnel  and  construction
          equipment,

     o    adverse weather conditions, and

     o    federal regulations.

Increasing competition could make tower construction and acquisition more costly

     Increased competition, which we believe will continue, has resulted in substantially higher acquisition costs, particularly for towers being sold by wireless service providers. That competition has also raised construction site acquisition costs and created shortages for experienced tower construction personnel. Because of personnel shortages, we could experience failures to meet time schedules. Failures to meet time schedules could result in our paying significant penalties to prospective tenants, particularly in build-to-suit situations.


If our chief executive officer left, we would be adversely affected because we rely on his reputation and expertise, and because of our relatively small senior management team

     The loss of our chief executive officer, Steven B. Dodge, has a greater likelihood of having a material adverse effect upon us than it would on most other companies of our size because of our comparatively smaller executive cadre and our reliance on Mr. Dodge's expertise. Our growth strategy is highly dependent on the efforts of Mr. Dodge. Our ability to raise capital is also dependent to a significant extent on the reputation of Mr. Dodge. You should be aware that we have not entered into an employment agreement with Mr. Dodge. The tower industry is relatively new and does not have a large group of seasoned executives from which we could recruit a replacement for Mr. Dodge.


Expanding   operations  into  foreign  countries  could  create   expropriation,
governmental regulation, funds inaccessibility and management problems

     Our recent  expansion into Canada and Mexico,  and other  possible  foreign countries in the future, could result in adverse financial consequences and operational problems not experienced in the United States. We have made a substantial loan to a Mexican company and are committed to construct a sizable number of towers in that country. We have also invested in a Canadian joint venture that intends to acquire and construct towers in that country. We may also, in the future, engage in comparable transactions in other countries. Among the risks of foreign operations are governmental expropriation and regulation, inability to repatriate earnings or other funds, currency fluctuations, difficulty in recruiting trained personnel, and language and cultural differences that could impair our ability to manage and control operations.


New technologies could make our tower antenna leasing services less desirable to potential tenants and result in decreasing revenues

     Mobile satellite systems and other new technologies could compete with land-based wireless communications systems, thereby reducing the demand for tower lease space and other services we provide. The Federal Communications Commission has granted license applications for several low-earth orbiting satellite systems that are intended to provide mobile voice or data services. In addition, the emergence of new technologies could reduce the need for tower-based transmission and reception and have an adverse affect on our operations.

     The development and implementation of signal combining technologies, which permit one antenna to service two different transmission frequencies and, thereby, two customers, may reduce the need for tower-based broadcast transmission and hence demand for our antenna space. The growth in delivery of video services by direct broadcast satellites could also adversely affect demand for our antenna space.


Our costs could increase and our revenues could decrease if perceived health risks from radio emissions are substantiated

     If a connection between radio emissions and possible negative health effects, including cancer, were established, our operations, costs and revenues would be materially and adversely affected. We do not maintain any significant insurance with respect to these matters.


Pro forma financial information is based on estimates and assumptions and may not be indicative of actual future results

     Our actual future results could vary materially and adversely from those reflected in the pro forma financial information we have incorporated by reference in this prospectus. That information is based upon a number of assumptions we believe to be reasonable. However, our two most significant acquisitions to date, the AirTouch and AT&T transactions, do not involve the acquisition of businesses. The towers involved in those acquisitions were operated as part of the wireless service divisions of AirTouch and AT&T. Those companies did not maintain extensive separate financial records or prepare financial statements for the operation of those towers. We have, however, compiled certain revenue and expense data of those towers in the pro forma information. In the case of certain expenses, we have estimated amounts based on both the limited information by the carriers and our own experience with comparable towers. Neither our auditors, AirTouch's auditors nor AT&T's auditors have expressed any opinion or provided any form of assurance with respect to AirTouch's or AT&T's historical data presented in the unaudited pro forma financial information.


Control by our principal stockholders could deter mergers in which you could get more than current market price for your stock

     Control by Mr. Dodge and others may have the effect of discouraging a merger or other takeover of our company in which holders of Class A common stock might receive a premium for their shares over then-current market prices. Mr. Dodge, together with a limited number of our directors, may be able to control or block the vote on mergers and other matters submitted to the stockholders.

                                 USE OF PROCEEDS

    We will receive no proceeds from any sale of shares by the selling stockholders.

                              SELLING STOCKHOLDERS

    The selling stockholders are offering up to a total of 2,849,441 shares of our Class A common stock. The selling stockholders will determine the actual number of shares they will sell. Because the selling stockholders may sell all, some or none of the shares of common stock that they hold, we are unable to estimate the number of shares of common stock that will be held by them upon completion of the offering. Prior to any use of this prospectus in connection with a sale of the common stock by any selling stockholders, we may supplement this prospectus to contain additional terms of the offering of such shares.

    The following table sets forth beneficial ownership information, as of December 1, 2000, with respect to the number of shares of our common stock the selling stockholders own. The selling stockholders below may offer from time to time the shares of Class A common stock shown below:

                                                       Percent of      Percent of     Percentage of
                                       Shares Owned      Class A      Common Stock    Total Voting     Maximum Number
                                         Prior to       Prior to        Prior to     Power Prior to    of Shares Being
      Selling Stockholders (1)           Offering       Offering        Offering        Offering          Offered
      ------------------------         ------------    ----------      -----------   --------------    ---------------

1999 Brooke Moore Trust                   3,770             *              *                *              3,770
1999 Matthew Moore Trust                  3,770             *              *                *              3,770
1999 Roy J. Moore II Trust                3,770             *              *                *              3,770
Ana M. Diaz                               7,774             *              *                *              7,774
C. Kevin Landry                           22,154            *              *                *              22,154
Carl R. Moore Family Holdings,
Ltd.                                      29,221            *              *                *              29,221
Daniel E. & Valrie L. Murphy             104,015            *              *                *             104,015
Jaime Dickinson                           97,165            *              *                *              97,165
James A.R. Veeder I                     1,547,230           *              *                *            1,547,230
James E. Bennett                          23,566            *              *                *              23,566
John Cody Sutherland and
Carolyn Sutherland JTWROS                 9,987             *              *                *              9,987
Joseph V. Gallagher                      100,704            *              *                *             100,704
Julian Gonzalez                           38,866            *              *                *              38,866
Kristen S. Maccini                        60,809            *              *                *              60,809
Linda C. Wisnewski                        28,197            *              *                *              28,197
Moore Family Holdings, Ltd.              177,217            *              *                *             177,217
Resop, Inc.(2)                           100,000            *              *                *             100,000
Robert J. Maccini                         7,049             *              *                *              7,049
Sheridan Dickinson Revocable
Trust                                    167,124            *              *                *             167,124
Sheridan Dickinson, Jr.                   77,732            *              *                *              77,732
The Applegate Family Trust                11,103            *              *                *              11,103
Veeder Family Trust                      200,021            *              *                *             200,021
William P. Collatos                       28,197            *              *                *              28,197
                                        =========         ====           ====             ====           =========

TOTAL                                   2,849,441         1.68%          1.58%            1.14%          2,849,441

     *    Less than 1%
     (1)  Includes shares held by employees or officers of some of our divisions or  subsidiaries,  as well as other  of our  stockholders.  Does not  include  shares  held by any of our  executive  officers  or directors.
     (2)  Includes shares issuable upon the exercise of a warrant.

                          DESCRIPTION OF CAPITAL STOCK

    The description below summarizes the more important terms of our capital stock. Because this section is a summary, it does not describe every aspect of the capital stock. This summary is subject to and qualified in its entirety by reference to the provisions of our restated certificate of incorporation, as amended, including by any applicable certificates of designation relating to preferred stock. We refer to it as the restated certificate. We have incorporated by reference a copy of the restated certificate as an exhibit to the registration statement of which this prospectus is a part. Wherever particular defined terms or provisions of the restated certificate are referred to, those terms and provisions are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by that reference.

General

    Our authorized capital stock consists of 20,000,000 shares of preferred stock, $.0l par value per share, 500,000,000 shares of Class A common stock, $.0l par value per share, 50,000,000 shares of Class B common stock, $.0l par value per share, and 10,000,000 shares of Class C common stock, $.0l par value per share.

Preferred Stock

    Our board of directors will determine the designations, preferences, limitations and relative rights of the 20,000,000 authorized and unissued shares of preferred stock. These include:

     o the distinctive designation of each series and the number of shares that will constitute the series,

     o    the voting rights, if any, of shares of the series,

     o the dividend rate on the shares of the series, any restriction, limitation or condition upon the payment of the dividends, whether dividends will be cumulative, and the dates on which dividends are payable,

     o the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable,

     o the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of the series,

     o any preferential amount payable upon shares of the series upon our liquidation or the distribution of our assets,

     o the price or rates of conversion at which, and the terms and conditions on which the shares of the series may be converted into other securities, if the shares are convertible, and

     o whether the series can be exchanged, at our option, into debt securities, and the terms and conditions of any permitted exchange.

    The issuance of preferred stock, or the issuance of rights to purchase preferred stock, could discourage an unsolicited acquisition proposal. In addition, the rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that we may issue in the future.

Common Stock

    Dividends. Holders of record of shares of common stock on the record date fixed by our board of directors are entitled to receive dividends as declared by our board of directors out of funds legally available for the purpose. No dividends may be declared or paid in cash or property on any share of any class of common stock, however, unless simultaneously the same dividend is declared or paid on each share of the other classes of common stock. Dividends in the form of shares of stock of any company, including our company or any of our subsidiaries, are excepted from that requirement. In that case, the shares may differ as to voting rights to the extent that voting rights now differ among the different classes of common stock. In the case of any dividend payable in shares of common stock, holders of each class of common stock are entitled to receive the same percentage dividend, payable in shares of that class, as the holders of each other class. Dividends and other distributions on common stock are also subject to the rights of holders of any series of preferred stock or debt that may be outstanding from time to time. See "Dividend Restrictions" on the following page.

    Voting Rights. Holders of shares of Class A common stock and Class B common stock have the exclusive voting rights and will vote as a single class on all matters submitted to a vote of the stockholders. The foregoing is subject to the requirements of Delaware corporate law, special provisions governing election of directors and the rights of holders of any series of preferred stock that may be outstanding from time to time. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. The holders of the Class A common stock, voting as a separate class, have the right to elect two independent directors. The Class C common stock is nonvoting except as otherwise required by Delaware corporate law.

    Delaware corporate law requires the affirmative vote of the holders of a majority of the outstanding shares of any class or series of common stock to approve, among other things, a change in the designations, preferences and limitations of the shares of that class or series. The restated certificate, however, requires the affirmative vote of the holders of not less than 66 2/3% of the Class A common stock and Class B common stock, voting as a single class, to amend most of the provisions of the restated certificate, including those relating to the provisions of the various classes of common stock, indemnification of directors, exoneration of directors for certain acts and the super-majority provision.

    The restated certificate:

     o limits the aggregate voting power of Steven B. Dodge and his controlled entities to 49.99% of the aggregate voting power of all shares of capital stock entitled to vote generally for the election of directors, less the voting power represented by the shares of Class B common stock acquired by Thomas H. Stoner, a director, and purchasers affiliated with him in the January 1998 private offering and owned by them or certain affiliates,

     o prohibits future issuances of Class B common stock, except upon exercise of then outstanding options and pursuant to stock dividends or stock splits,

     o    limits transfers of Class B common stock to permitted transferees,

     o provides for automatic conversion of the Class B common stock to Class A common stock if the aggregate voting power of Mr. Dodge, Mr. Stoner and their respective controlled entities falls below 21.3%, and

     o requires the holders of a majority of Class A common stock to approve amendments adversely affecting the Class A common stock.

    As of October 1, 2000, our directors and executive officers, together with their affiliates, owned beneficially, within the meaning of applicable SEC regulations, approximately 39.53% of the combined voting power of the common stock. On that date, Mr. Dodge, together with his affiliates, owned beneficially approximately 26.70% of the combined voting power.

    Conversion Provisions. Shares of Class B common stock and Class C common stock are convertible, at any time at the option of the holder, on a share for share basis into shares of Class A common stock. The present owner of Class C common stock can convert that stock only upon the occurrence of a conversion event or with the consent of our board of directors. Shares of Class B common stock automatically convert into shares of Class A common stock upon any sale, transfer, assignment or other disposition other than (a) to permitted transferees, or (b) pursuant to pledges but not to the pledgee upon foreclosure. Permitted transferees include certain family members and other holders of Class B common stock.

    Liquidation Rights. Upon our liquidation, dissolution or winding up the holders of each class of common stock are entitled to share ratably in all assets available for distribution after payment in full of creditors and payment in full to holders of preferred stock then outstanding of any amount required to be paid to them.

     Other Provisions. The holders of common stock are not entitled to preemptive or subscription rights. The shares of common stock presently outstanding are validly issued, fully paid and nonassessable.

    In any merger, consolidation or business combination, the holders of each class of common stock must receive the identical consideration to that received by holders of each other class of common stock, except if shares of common stock or common stock of any other company are distributed, in which case the shares may differ as to voting rights to the same extent that voting rights then differ among the different classes of common stock.

    No class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless, concurrently, the other classes of common stock are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Dividend Restrictions

    Our borrower subsidiaries are prohibited under the terms of their credit facilities from paying cash dividends or making other distributions on, or making redemptions, purchases or other acquisitions of, their capital stock or other equity interests, including preferred stock, except that, beginning on April 15, 2004, if no default exists or would be created thereby under the credit facilities, our borrower subsidiaries may pay cash dividends or make other distributions to the extent that restricted payments, as defined in the credit facilities, do not exceed (a) 50% of excess cash flow, as defined in the credit facilities, for the preceding calendar year or (b) 50% of the net proceeds of any debt or equity offering after June 16, 1998.

Delaware Business Combination Provisions

    Under Delaware corporate law, certain "business combinations," including the issuance of equity securities, between a Delaware corporation and any "interested stockholder" must be approved by the holders of at least 66 2/3 of the voting stock not owned by the interested stockholder if it occurs within three years of the date the person became an interested stockholder. The voting requirement does not apply, however, if, before the acquisition, the corporation's board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder. "Interested stockholder" means any person who owns, directly or indirectly, 15% or more of the voting power of the corporation's shares of capital stock. The provision does not apply to Mr. Dodge because our board of directors approved the transaction pursuant to which he became an interested stockholder.

Listing of Class A Common Stock

    Our Class A common stock is traded on the NYSE under the symbol "AMT."

Transfer Agent and Registrar

    The transfer agent and registrar for the common stock is Computershare Investor Services LLC, 2 North La Salle, 3rd Floor, Chicago, Illinois 60602 (telephone number (312) 588-4991).

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                              PLAN OF DISTRIBUTION

    The selling stockholders may sell shares of our Class A common stock to one or more underwriters for public offering and sale by them. One or more of them may also sell those shares to investors directly or through broker-dealers or others which may act as agents or principals.

    Sales may be effected by the selling stockholders from time to time in one or more transactions at a fixed price or variable prices, which may be at prevailing market prices at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. Sales may be effected from time to time in one or more transactions on the New York Stock Exchange, in the over-the-counter market, in negotiated transactions or a combination of those methods of sale. Selling stockholders may also sell their Class A common stock in private transactions or under Rule 144 of the Securities Act rather than pursuant to this prospectus or any prospectus supplement.

    For the purposes of this prospectus and any prospectus supplement, the term selling stockholder will include donees, pledgees and other assignees selling shares received from the selling stockholders named herein as well as any donees, pledgees and other assignees selling shares received from those donees, pledgees or assignees.

    In connection with the sale of the securities offered by the selling stockholders, underwriters or agents may receive or be deemed to have received compensation from the selling stockholders or from purchasers in the form of underwriting discounts, concessions or commissions. Underwriters may sell the securities offered by the selling stockholders to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or from purchasers.

    We will name, to the extent we know, any underwriter or agent involved in the offer and sale of the securities offered by the selling stockholders in a prospectus supplement. We will show, to the extent we know, any underwriting compensation paid by the selling stockholders to underwriters or agents in connection with the offering of the securities offered by the selling stockholders, and any discounts, concessions or commissions allowed by underwriters to participating dealers, in the applicable prospectus supplement.

    If so indicated in a prospectus supplement, we will authorize underwriters or other persons acting as the selling stockholders' agents to solicit offers by certain institutions to purchase the securities offered by the selling stockholders at the public offering price shown in the applicable prospectus supplement pursuant to contracts providing for payment and delivery on a future date or dates. Institutions with whom contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions. We are required to approve any contracts and the institutions that may become parties to them. Any contracts will be subject to the condition that the purchase by an institution of the securities offered by the selling stockholders will not at the time of delivery be prohibited under the law of any jurisdiction in the United States to which the institution is subject. If a portion of the securities offered by the selling stockholders is being sold to underwriters, the contract may also be subject to the condition that the selling stockholders will have sold to the underwriters the securities offered by the selling stockholders not sold for delayed delivery. The underwriters and the other persons will not have any responsibility in respect of the validity or performance of the contracts.

    Underwriters, dealers and agents participating in the distribution of the securities offered by any selling stockholder may, under certain circumstances, be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act. Any discounts, concessions and commissions received by them and any profit realized by them on resale of the securities offered by any selling stockholder may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933. To the extent any selling stockholder and any brokers, dealers or agents may be deemed to be underwriters, each of them may be subject to certain statutory liabilities, including Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, and will be subject to the prospectus delivery requirements of the Securities Act.

    Underwriters, dealers and agents may be entitled, under agreements entered into with us and the selling stockholders, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Pursuant to a registration right agreement, we and each of the selling stockholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these matters. We have agreed to pay substantially all of the expenses incidental to the registration, offering and resale by the selling stockholders of our Class A common stock, other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

    Any underwriters to whom shares offered are sold may make a market in offered shares. Underwriters will not be obligated to make any market, however, and may discontinue any market making at any time without notice.

    The selling stockholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations under that act, including Regulation M. Regulation M may limit the timing of purchases and sales of the Class A common stock by the selling stockholders and any other participating person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution to engage in market-making activities with respect to our Class A common stock, for a period of up to five business days prior to the commencement of the distribution. All of the foregoing may affect the marketability of the shares and the ability of any person to engage in market-making activities with respect to our Class A common stock.

    Certain of the underwriters and their affiliates may engage in transactions with and perform services for us in the ordinary course of business for which they receive compensation.


                       VALIDITY OF THE OFFERED SECURITIES

     Sullivan & Worcester LLP, Boston, Massachusetts, will pass upon the validity of the offered securities for the selling stockholders. As of November 1, 2000, Norman A. Bikales, a member of the firm of Sullivan & Worcester LLP, owned 12,000 shares of our Class A common stock and 41,490 shares of Class B common stock and had options to purchase 20,000 shares of Class A common stock at $10.00 per share and 25,000 shares of Class A common stock at $23.813 per share. Mr. Bikales is a director of Verestar, Inc., one of our wholly-owned subsidiaries, and he and associates of that firm serve as secretary or assistant secretaries for us and for certain of our subsidiaries.


                                     EXPERTS

     The consolidated financial statements of American Tower Corporation incorporated in this prospectus by reference from American Tower Corporation's Annual Report on Form 10-K for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    We are incorporating the following financial statements by reference in this prospectus from our Form 8-K dated March 30, 2000:

     o The consolidated financial statements of UNIsite, Inc. and subsidiaries as of December 31, 1999 and 1998 and for each of the years in the three year period ended December 31, 1999 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


     o The consolidated financial statements of ICG Satellite Services, Inc. and subsidiary as of November 30, 1999 and for the eleven months ended November 30, 1999 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


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


                              ABOUT THIS PROSPECTUS

         This prospectus is under a so-called shelf registration for selling stockholders to offer outstanding shares of our Class A common stock owned by them. Under this shelf process, the selling stockholders may sell up to an aggregate of 2,849,441 shares of our Class A common stock. This prospectus provides you with a general description of the securities the selling stockholders may offer. Each time any selling stockholder sells shares, if the terms of the offering are different than what is described in this prospectus, the selling stockholders will provide a prospectus supplement containing specific information about the terms of that offering. The prospectus supplement may also add, update, or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading "Where You Can Find More Information" below and under the heading "Documents Incorporated By Reference" on the following page.

                               WHERE YOU CAN FIND
                                MORE INFORMATION

    We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. You may also review a copy of the registration statement at the SEC's regional offices in Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You can review our SEC filings and the registration statement by accessing the SEC's Internet site at http://www.sec.gov.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

    We have made and incorporated by reference forward-looking statements in this document. Forward-looking statements include those regarding our goals, beliefs, plans or current expectations and other statements contained regarding matters that are not historical facts. For example, when we use the words believe, expect, anticipate or similar expressions, we are making forward-looking statements. Forward-looking statements include, among other things, statements concerning:

     o    the outcome of our growth strategy,

     o    future results of operations,

     o    liquidity and capital expenditures,

     o    construction and acquisition activities,

     o debt levels and the ability to obtain financing and make payments on our debt,

     o    regulatory    developments   and   competitive   conditions   in   the
          communications site and wireless carrier industries,

     o projected growth of the wireless communications and wireless carrier industries,

     o dependence on demand for satellites for Internet data transmission, and

     o    general economic conditions.

    Our forward-looking statements are subject to risks and uncertainties. You should note that many factors, some of which are discussed elsewhere in this prospectus or in the documents we have incorporated by reference, could affect us in the future and could cause our results to differ materially from those expressed in our forward-looking statements. For a discussion of some of these factors, please read carefully the information under "Risk Factors" beginning on page 2. We are not required to release publicly the results of any revisions to these forward-looking statements we may make to reflect future events or circumstances.

                             DOCUMENTS INCORPORATED
                                  BY REFERENCE

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Statements in this prospectus regarding the contents of any contract or other document may not be complete. You should refer to the copy of the contract or other document filed as an exhibit to the registration statement. Later information filed with the SEC will update and supersede information we have included or incorporated by reference in this prospectus.

    We incorporate by reference the documents listed below and any filings made after the date of the original filing of the registration statement of which this prospectus is a part made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed or terminated:

     o our Annual Report on Form 10-K for the fiscal year ended December 31, 1999,

     o our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000,

     o our Current Reports on Form 8-K dated January 28, 2000, January 31, 2000, February 9, 2000, February 24, 2000, March 14, 2000, March 30,
          2000,  April 13, 2000, May 15, 2000, May 23, 2000, June 12, 2000, June
          23, 2000,  June 29, 2000,  July 28, 2000,  August 1, 2000,  August 14,
          2000, September 11, 2000, November 3, 2000, November 13, 2000 and December 15, 2000, and

     o the description of our Class A common stock contained in our registration statement on Form 8-A (File No. 001-14195), filed on June 4, 1998.

    We will provide you with a copy of the information we have incorporated by reference, excluding exhibits other than those to which we specifically refer. You may obtain this information at no cost by writing or telephoning us at: 116 Huntington Avenue, Boston, Massachusetts 02116, (617) 375-7500, Attention:
Director of Investor Relations.


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